June 21, 2007

Mr. Daniel L. Gordon, Branch Chief

United States Securities and Exchange Commission

450 Fifth Street, N. W.

Washington, D.C. 20549

RE:   Blue Ridge Real Estate Company

         Big Boulder Corporation

         Form 10-K for the year ended October 31, 2006

         Form 10-Q for the year ended January 31, 2007

         File No. 0-2844/0-2843

Dear Mr. Gordon:

This letter is in response to your comments regarding the SEC’s review of our Form 10-K for the year ended October 31, 2006 and Form 10-Q for the period ended January 31, 2007. We respectfully ask that you review the information we have provided in response to each of the issues and consider the possibility that a revision might not be necessary.

Selected Financial Data

1.

Please revise the combined summary of selected financial data in future filings to include income (loss) from continuing operations and income (loss) from continuing operations per common share.

RESPONSE:

We will revise our future filings to include the above requested lines items disclosed in the combined summary of selected financial data.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 5

Recent Developments, page 6

2.

We note that you have acquired at least two properties that are significant at the 10% level, but it does not appear that financial statements of the acquirees have been provided. Please file on Form 8-K the financial statements required by Rule 3-14 of Regulation S-X for the acquisitions that occurred on August 18th and October 31st, in addition to any other recent acquisitions which are significant at the 10% level.

RESPONSE:

A Form 8-K was filed on July 11, 2006 which reported the Company entered into a purchase agreement on a property located in White Bear Lake, Minnesota.  And likewise a Form 8-K was filed on August 3, 2006 which reported the Company entered into a purchase agreement on a property located in Dover Township, New Jersey.  Both properties were new construction with no previous audited financial statements. Both properties had lease agreements in place with a single tenant (Walgreen Co.) with rent commencement dates subject to the tenant accepting possession of the respective buildings.  Rent commencement on the New Jersey property was August 12, 2006 & November 25, 2006 on the Minnesota property.

As per  the staff’s request and as required by Rule 3-14 of Regulation S-X the Company intends to file a Form 8-K showing the pro forma results of the first year of the leases combined in one income statement.  We respectfully request an additional 5 business days to file our Form 8-K.

Qualitative and Quantitative Disclosures About Market Risk, page 14

3.

Revise to quantify the interest rate risk associated with your variable rate debt using one of the alternatives in Item 305 of Regulation S-K or disclose that such interest rate risk is immaterial.

RESPONSE:

We accept your comment with respect to Item 305 of Regulation S-K and the use of the tabular presentation to enhance transparency of the information presented to the users. Going forward we will employ the use of the table to disclose debt groupings by year of maturity and then by fixed rate and variable rate indebtedness. Our market risk is limited in nature to variable rate indebtedness, of which the majority is based on the prime lending rate. At October 31, 2006 the prime rate was 8.25%.  If the rate were to fluctuate in the market 100 basis points either higher or lower, the impact on net income with respect to interest expense would have approximated $90,000, which we considered to be immaterial, however, did not disclose as such. Accordingly, we respectfully request that the staff reconsider the requirement that we amend our Form 10-K.

Combined Statements of Operations, page 18

4.

Please revise EPS data in future filings to include a reconciliation of the numerators and the denominators of the basic and diluted per-share computations for income from continuing operations. Refer to paragraph 40(a) of SFAS 128.

RESPONSE:

We accept your comment that a reconciliation of the numerators and denominators of the basic and diluted per-share computations for income from continuing operations should be disclosed in accordance with FASB 128 paragraph 40(a), and will include a complete reconciliation in future filings to include all components. For fiscal year end October 31, 2006, the numerator is unchanged from the financial statement line item entitled “Net (loss) income before discontinued operations and cumulative effect”, in the Combined Statement of Operations, therefore, we  believed that the computation was self-evident, and that the user’s of the financial statements could compute the EPS based on the various line items reported in the Combined Statement of Operations along with the disclosed share detail provided in the Per Share Data footnote. In future filings, we will provide a complete disclosure in the footnote.

5.

In future filings, please present any pro forma supplementary data in a corresponding note to the financial statements. It is not appropriate to present the pro forma information on the face of the historical statement of operations.

RESPONSE:

We accept your comment and will disclose future pro forma information in the footnotes to the financial statements, rather than on the face of the statements.

Notes to Combined Financial Statements, page 21

6.

In future filings please include a note that provides detail for the balance of Land and land development costs as well as Land held for investment, principally unimproved, and describe any significant changes in these asset groups. In addition, please include the above information in your response.

RESPONSE:

We accept your comment to include a note disclosure that provides details of the balance of Land and land development costs, and Land held for investment. In reference to those disclosures below is the detail of those two line items.

Land and land development costs:	10/31/06	10/31/05

Land unimproved designated for development

 $   585,731

$ 246,977

Golf Course development

   9,967,411

6,749,590

Residential development

   1,356,740

   907,544

Infrastructure development

 16,040,787

9,146,224

      Total

           $27,950,669

        $17,050,335

Land unimproved, designated for development increased due to the purchase of 4 lots of Saylorsburg property for approximately $350,000 for use in development, offset by the sale of 126 acres to Split Rock Resort having a book value of about $19,000.

Increases in golf course development included approximately $1,779 million of course construction costs, maintenance building construction of $579 thousand, temporary clubhouse costs of $510 thousand and related golf course equipment of $350 thousand.

Infrastructure development increased primarily related to planned residential developments at the Jack Frost National Golf Course approximating $1,260 million, the Boulder Lake Village condominium project approximating $2,328 million and  the Laurelwoods II single family and duplex residential projects approximating $1,185 and $1,729 million respectively.

Land held for investment:	10/31/06	10/31/05

Land – unimproved

$2,213,657           $2,198,387

Land – commercial rental properties

  5,863,425             4,313,492

     Total

$8,077,082           $6,511,879

The increase in land – commercial rental properties was due to acquisitions of new commercial real estate properties including Walgreen’s – NJ, $948 thousand; Walgreen’s – Minnesota, $1,447 million; a Jack in the Box – Texas, $395 thousand; and Flower Fields Motel – PA, $589 thousand. These were offset by the sale of the Oxbridge, VA commercial real estate land approximating $1,829 million.

Note 1. Summary of Significant Accounting Policies, page 21

Disposition of Land and Resort Homes, page 21

7.

Please expand upon your disclosure to describe specifically how you determine whether or not to recognize real estate sales under the full accrual method and how you account for these sales when the full accrual method is not appropriate.

RESPONSE:

The Company recognizes revenue on the disposition of real estate in accordance with SFAS No. 66 using the full accrual method. At the date of closing upon signing the criteria of a consummated sale has been met. That is a binding contract is signed; all consideration is exchanged; if, in limited circumstances, the Company agrees to finance the buyer’s purchase which is only on land sales, the Company requires at least a 20% down payment as an adequate investment by the buyer, and takes a first lien position on the collateral; and finally, all permits, titles, inspections, etc. have been completed for the proper transfer of the risks and rewards to the buyer at the time of closing. On sales of our resort homes or development properties, initial deposits of less than 20% are recorded under the deposit method, whereby no revenues are recognized until such time as a sale has been consummated under the criteria described for the full accrual method. We   will expand our disclosures to include the detail explained above in future filings.

Land and Land Development Costs, page 22

8.

Please advise us and disclose in future filings how you determined that it is appropriate to recognize revenue upon signing of closing documents. Specifically, tell us what consideration you gave to paragraph 5 of SFAS 66.

RESPONSE:

Similar to our above response, the Company recognizes revenue upon signing of the closing documents because the criteria of paragraph 5 has been met. At the time of signing the closing documents, a binding contract is in effect, the buyer has arranged for outside financing, thereby exchanging full consideration, and all required permits, titles, inspections, etc. have been completed for the proper transfer of risks and rewards to the buyer. The Company does not provide seller financing related to our development projects. We will expand our disclosure in future filings to describe in detail those criteria.

Note 2. Change in Accounting Principle, page 26

9.

Please tell us the accounting guidance that you followed for operating costs related to your ski operations before and after your change in accounting principle. In your response please refer to the applicable accounting literature.

RESPONSE:

We originally deferred our ski operating costs in accordance with the guidance provided in FASB Concept No. 6, paragraph 139, which states, accrual accounting attempts to record the financial effects on an entity of transactions and other events and circumstances that have cash consequences for the entity in the periods in which those transactions, events, and circumstances occur rather than only in the periods in which cash is received or paid by the entity. Accrual accounting is concerned with an entity’s acquiring of goods and services and using them to produce and distribute other goods or services. It is concerned with the process by which cash expended on resources and activities is returned as more (or perhaps less) cash to the entity, not just with the beginning and end of that process. It recognizes that the buying, producing, selling, distributing, and other operations of an entity during a period, as well as other events that affect entity performance, often do not coincide with the cash receipts and payments of the period.

And further in paragraph 141, which states, deferral is concerned with past cash receipts and payments – with prepayments received or paid: it is the accounting process of recognizing a liability resulting from a current cash receipt or an asset resulting from a current cash payment with deferred recognition of revenues, expenses, gains, or losses. Their recognition is deferred until the obligation underlying the liability is partly or wholly satisfied or until the future economic benefit underlying the asset is partly or wholly used or lost.

Deferred ski operating costs originated in the Company’s quarterly reports in year’s previous to 2001, when the Company’s fiscal year end was March 31st. The March 31st year end coincided with the natural end to the winter ski season, thus leaving no deferred ski costs on the Company’s financial statements. In 2001, upon changing its year end to October 31st, the Company was left with a deferred balance remaining for year end reporting. At that time, management determined that the detailed discussion in the first two paragraphs above supported its policy of deferring ski costs until the next 4-month (December through March) ski season.

Subsequently, upon further investigation by management, the Company learned that the prevailing industry practice was to expense costs as incurred. Specific public entities used for comparability were Vail Resorts and American Skiing.  Again, the Company looked to FASB Concept No. 6, specifically to paragraphs 146 to 148 which discusses the matching of costs and revenues, and the fact that many expenses are not directly related to particular revenues, such as the cost of a product produced to the sale of that product. The Company found that a significant portion of the costs being deferred were in fact indirectly related. Depreciation for example, was deferred and expensed in the ski season, rather than systematically as the assets aged. Repairs and maintenance, as well as, supplies and services related to the ski operations potentially related to the fact that the prior ski season warranted those costs be incurred during the off-ski season, as much as, they potentially were necessary to enter into the next ski season. This was further verified by FASB Concept No. 6, paragraph 248, which discusses similar costs, and whether the economic benefit received by incurring those costs was used up at the time the costs were incurred or shortly thereafter. The Company determined that there was an argument for the economic benefit being used up at the time. Because of these findings, management determined that the original accounting policy of deferring the ski costs, was in fact not the most appropriate policy for their business, and in light of the prevailing industry practice of expensing costs as incurred, decided the latter policy to be the preferable treatment.

Note 3. Discontinued Operations, page 26

10.

It does not appear that your ski operations should be classified as a discontinued operation because you are still receiving cash flows related to the component as a result of your lease agreement with JFBB Ski Areas, Inc. Refer to paragraph 42 of SFAS 144. Please revise to present the ski operations within (loss) income from continuing operations.

RESPONSE:

In accordance with paragraph 42 of SFAS 144, we assessed the two criteria to be met in order to apply discontinued operations as follows: 1). The operations and cash flows of the component have been or will be eliminated from ongoing operations as a result of the transaction and 2). The entity will not have any continuing significant involvement in the operations after disposal.

We first considered the substance of the transaction as it related to future Company filings. The ski operations were the single most significant operating segment of   the Company historically. However, management was in the process of shifting operations from a resort facility to real estate development and sales. Generally, we determined that the results of operations and cash flows from the ski operating segment would be eliminated from the statement of operations of the Company, and that the Company would no longer have continuing involvement in the ski operations upon disposal. Therefore, we realized the future display of the ski operating segment in our statement of operations would be misleading to users should we continue to report it as continuing operations, specifically in light of the decision to dedicate 100% of the Company’s operations to real estate activities.  We believe that substance over form should prevail in this instance.

To address this issue further, we looked to EITF 03-13 Applying the Conditions in Paragraph 42 of FASB Statement No. 144 in Determining Whether to Report Discontinued Operations. Specifically, paragraph 4 of EITF 03-13 states that the determination of whether the continuing cash flows constitute cash flows of the component should be based on an evaluation of whether the characteristics of the activities that generate those cash flows are similar to the characteristics of the activities that generated cash flows of the disposed component.

Clearly in this instance the continuing cash flows, i.e. rental revenues from a single customer, namely, another operating entity, are not similar to the characteristics of the cash flows previously generated from ski lift tickets, food and beverage, and equipment rental and retail sales to a wide-base of consumers, which was supported by cash outflows for personnel expenses, supplies, equipment, retail inventory and repair and maintenance expenditures. Furthermore, there is no migration or continuation of activities in changing operations from running the day to day activities of a ski mountain, to renting it to a single lessee.

We believe the accounting guidance we followed as stated above is appropriate based on the facts presented and that we should continue to report on the basis of discontinued operations. Accordingly, we respectfully request that the staff reconsider its comment.

11.

Please advise us why you have not presented the activities of Splatter Paintball, Fern Ridge Campground and Traxx Motocross Park as discontinued operations. We note from your disclosure on page 32 that these three facilities were closed in fiscal 2005 and 2004.

RESPONSE:

We did not present the activities of these components of the summer operations segment as discontinued operations because of their immateriality to the results of operations of the Company.  In total, Fern Ridge and Traxx represented approximately $830,000 of revenues generated in the summer operations segment and approximately $180,000 of net income for fiscal year October 31, 2004. In fiscal year ended October 31, 2005, Splatter represented approximately $57,000 in revenues generated in the summer operations segment and approximately $(73,000) of net income (loss).  In addition, we fully disclosed in the footnotes and management’s discussion and analysis, the closing of these activities, as well as, the impairment charges taken at the time a decision to close was made by management, in an effort to provide full transparency to users of the financial statements.  As such, we do not believe it would be useful to amend our filings at this time, and respectfully request that consideration.

On behalf of Blue Ridge Real Estate Company and Big Boulder Corporation, we hereby acknowledge the following:

•

The company is responsible for the adequacy and accuracy of the disclosures in the filings;

•

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•

The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these responses, please direct them to Cynthia A.         Van Horn, our Controller, at (570) 443-8433 extension 1027. Any other questions regarding disclosure issues may be directed to the undersigned at (570) 443-8433 extension 1028.

Very truly yours,

/s/ Eldon D. Dietterick

Eldon D. Dietterick

Executive Vice President and Treasurer